Via Facsimile and U.S. Mail
Mail Stop 6010

June 20, 2007

Mr. Breht T. Feigh
Executive Vice President, Chief Financial Officer and Treasurer
American Dental Partners, Inc.
201 Edgewater Drive, Suite 285
Wakefield, MA 01880

> **Re:** **American Dental Partners, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 9, 2007**
> **File No. 000-23363**

Dear Mr. Feigh:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006
Notes to Consolidated Financial Statements, page 51
(4) Acquisitions and Affiliations, page 53

1. Your disclosure of the purchase price allocation with respect to your acquisition of Tooth Doctor indicates that you allocated nearly the entire $18.7 million purchase price to goodwill; your aggregate goodwill balance represents approximately 12% of your total assets as of December 31, 2006. Please provide us with additional information that supports your determination that you did not acquire other identifiable intangible assets in this transaction; for example, customer relationship assets or customer lists that meet the criterion outlined in paragraph 39 of SFAS No. 141. Refer to paragraph A14 of SFAS No. 141.

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Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Amy Bruckner, Senior Accountant, at (202) 551-3657, or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant